UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

DIFFUSION PHARMACEUTICALS INC.

(Exact name of registrant as specified in its charter)

Delaware	30-0645032
(State or incorporation or organization)	(IRS Employer Identification No.)

2020 Avon Court, #4 Charlottesville, Virginia	22902
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:  Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1.          Description of Registrant’s Securities to be Registered.

The following description is a summary of information concerning Diffusion Pharmaceuticals Inc. (the “Diffusion,” “we,” “our,” or “us”) capital stock and certain provisions of our certificate of incorporation and bylaws.  Because the following description is a summary, it does not include all of the information that is included in our certificate of incorporation, bylaws and applicable law.  The following description does not purport to be complete and is qualified by reference to our certificate of incorporation, as amended, and bylaws, as amended, which are filed as Exhibit 3.3 and Exhibit 3.4 to our Annual Report on Form 10-K filed on March 25, 2016, respectively, and applicable law.

Authorized Capital Stock.

The authorized capital stock of Diffusion is 1,000,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), and 5,000,000 shares of undesignated preferred stock, $0.001 par value (“Preferred Stock”).

As of November, 2 2016, there were 10,345,591 shares issued and outstanding of Common Stock. As of November 2, 2016, there were no shares issued and outstanding shares of Preferred Stock.

Common Stock

Authorized. We are authorized to issue 1,000,000,000 shares of Common Stock, of which 10,345,591 shares were issued and outstanding as of November 2, 2016, after giving effect to the Reverse Stock Split on August 17, 2016. We may amend from time to time our certificate of incorporation to increase the number of authorized shares of Common Stock. Any such amendment would require the approval of the holders of a majority of the voting power of the shares entitled to vote thereon.

Voting Rights. For all matters submitted to a vote of stockholders, each holder of Common Stock is entitled to one vote for each share registered in the holder’s name on our books. Our Common Stock does not have cumulative voting rights. At all meetings of the stockholders, except where otherwise provided by law, the certificate of incorporation or bylaws, the presence, in person or by proxy duly authorized, of the holders of a majority of the outstanding shares of Common Stock entitled to vote constitutes a quorum for the transaction of business. Except as otherwise provided by law or by the certificate of incorporation or bylaws, in all matters other than the election of directors, the affirmative vote of the majority of shares of Common Stock present in person or represented by proxy at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by law, the certificate of incorporation or bylaws, directors are elected by a plurality of the votes of the shares of Common Stock present in person or represented by proxy at the meeting and entitled to vote generally on the election of directors.

Dividends. Subject to limitations under Delaware law and any preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably those dividends, if any, as may be declared by our Board out of legally available funds.

Liquidation. Upon our liquidation, dissolution or winding up, the holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities of Diffusion, subject to any prior rights of any Preferred Stock then outstanding.

Fully Paid and Nonassessable. All shares of our outstanding Common Stock are fully paid and nonassessable and any additional shares of Common Stock that we issue will be fully paid and nonassessable.

Other Rights and Restrictions. Holders of Common Stock do not have preemptive or subscription rights, and they have no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to Common Stock. The rights, preferences and privileges of Common Stockholders are subject to the rights of the stockholders of any series of Preferred Stock which we may designate in the future. Our certificate of incorporation and bylaws do not restrict the ability of a holder of Common Stock to transfer the holder’s shares of Common Stock.

Listing. Our Common Stock is quoted on the NASDAQ Capital Market under the symbol “DFFN.”

Transfer Agent and Registrar. The transfer agent and registrar for Common Stock is Computershare Investor Services, LLC, 250 Royall Street, Canton, Massachusetts, telephone number: 1-800-942-5909.

Anti-Takeover Provisions of Diffusion’s Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of our certificate of incorporation and bylaws and Delaware law contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

We have Common Stock and undesignated Preferred Stock available for future issuance without stockholder approval, subject to any limitations imposed by the rules of any stock exchange on which our Common Stock may then be listed.  We may use these additional shares for a variety of corporate purposes, including for future public or private offerings to raise additional capital or to facilitate corporate acquisitions or for payment as a dividend on our capital stock.  The existence of unissued and unreserved capital stock may enable our board of directors to issue shares to persons friendly to current management that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management.  In addition, the ability to authorize undesignated Preferred Stock makes it possible for our board of directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Diffusion.

Stockholder Meetings.  Our bylaws provide that a special meeting of stockholders may be called only by our chairman of the board, by our chief executive officer, or by our board of directors pursuant to a resolution adopted by a majority of the directors then in office.

Requirements for Advance Notification of Stockholder Nominations and Proposals.  Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

No Cumulative Voting Rights.  Our certificate of incorporation and bylaws do not provide for cumulative voting rights.

Delaware Anti-Takeover Statute.  We are subject to Section 203 of the Delaware General Corporation Law. This law prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

●                  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●                  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●                  on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

●                  any merger or consolidation involving the corporation and the interested stockholder;

●                  any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder;

●                  in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; or

●                  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or otherwise controlled by the entity or person.

Limitation on Liability and Indemnification

Our bylaws provide for indemnification of our directors, officers, employees and agents to the fullest extent permitted by Delaware law.  Our directors and officers also may be indemnified against liability they may incur for serving in that capacity pursuant to a liability insurance policy maintained by us for such purpose.  We maintain directors’ and officers’ insurance to cover our directors and officers for specific liabilities, including coverage for public securities matters.

Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation’s request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees) that are actually and reasonably incurred by such person, and judgments, fines and amounts paid in settlement of such action, provided that such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful.

Although Delaware law permits a corporation to indemnify any person referred to above against expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the corporation’s best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such expenses as the court deems proper.  The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.  Delaware law also provides for mandatory indemnification of any present or former director or officer against expenses to the extent such person has been successful in any proceeding covered by the statute.

In addition, Delaware law provides that, to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses actually and reasonably incurred in connection therewith; that indemnification provided for by Delaware law shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the scope of indemnification extends to directors, officers, employees or agents of a constituent corporation absorbed in a consolidation or merger and persons serving in that capacity at the request of the constituent corporation for another.

Delaware law also allows a corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against or incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Delaware law.

Our certificate of incorporation provides for indemnification of our directors and officers. Specifically, Article V provides that we shall indemnify, to the fullest extent authorized or permitted by law, as the same exists or may thereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of Diffusion or, while a director, officer, employee or agent of Diffusion, is or was serving at the request of Diffusion as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such covered person; provided, however, that we shall not indemnify any director or officer in connection with any action by such director or officer against us unless we shall have consented to such action.  We may, to the extent authorized from time to time by our Board of Directors, provide rights to indemnification to employees and agents of Diffusion similar to those conferred in Article V to our directors and officers.  No amendment or repeal of Article V shall apply to or have any effect on any right to indemnification provided thereunder with respect to any acts or omission occurring prior to such amendment or repeal.

We have entered into agreements with our directors and officers regarding indemnification, in addition to indemnification provided for in our certificate of incorporation, bylaws and Delaware law and we intend to enter into indemnification agreements with any new directors and officers in the future.  Under these agreements, we are required to indemnify our current and former directors and officers against expenses, judgments, penalties, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual or threatened proceeding if any of them may be made a party because he or she is or was one of our directors or officers.  We will be obligated to pay these amounts only if the director or officer acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests.  With respect to any criminal proceeding, we will be obligated to pay these amounts only if the director or officer had no reasonable cause to believe his or her conduct was unlawful.  The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification.

Item 2.          Exhibits.

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are registered on The NASDAQ Stock Market LLC, and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: November 8, 2016	DIFFUSION PHARMACEUTICALS INC.

	By:	/s/ David G. Kalergis
	Name:	David G. Kalergis
	Title:	Chief Executive Officer